UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Clarifications regarding news published in the media

  São Paulo, March 10, 2026 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or the “Company”), in response to Official Letter nº 95/2026/CVM/SEP/GEA-123, of March 9, 2026, which the Company was requested to comment on the news published by Brazil Journal under the headline “EXCLUSIVE: Chevron negotiates the purchase of 30% of Ipiranga”, hereby provides the following clarification.

  The Company reiterates that, as publicly known, it is a strategic holding company responsible for capital allocation and long-term value creation. In this regard, and always acting in the best interests of the Company, we remain constantly attentive to business opportunities.

  In this context, we reaffirm our commitment to promptly disclose, as and when applicable, any material fact or decision requiring communication to the market, in accordance with the applicable laws and regulations.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 10, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)